National Instrument 62-103

Appendix G
Report filed under Part 4

February 2008

1.	Name and address of the eligible institutional investor

QVT Financial LP (“QVT”) 1177 Avenue of the Americas 9th Floor New York, NY 10036 U.S.A.

2.

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Not applicable. This is QVT’s initial report in respect of Ur-Energy Inc. (the “Issuer”).

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

QVT exercised control or direction over 10,705,800 common shares (“Common Shares”) of the Issuer on February 29, 2008. Based on the number of 92,116,039 Common Shares outstanding as of September 30, 2007 (reported in the unaudited consolidated financial statements for the period ended September 30, 2007 of the Issuer filed with certain securities regulatory authorities on SEDAR on November 9, 2007), QVT exercised control or direction over approximately 11.62% of the outstanding Common Shares.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Not applicable.

(ii)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Refer to item 3 above.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The Common Shares were acquired for investment purposes. The investments will be reviewed on a continuing basis and the holdings may be increased or decreased in the future.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

7.	The names of any joint actors in connection with the disclosure required hereunder:

Not applicable.

8.

Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

9.	Statement of Eligibility

QVT is eligible to file reports under Part 4 of NI 62-103.

DATED this 6th day of March, 2008.

QVT Financial LP

By:      QVT Financial GP LLC,
             its general partner

By:      Lars Bader
Name: Lars Bader
Title:   Managing Member

By:      Tracy Fu
Name: Tracy Fu
Title:   Managing Member